Exhibit 99.3

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Financial Statements for 2025 and 2024

Fideicomiso Murano 2000 CIB/3001
Condensed Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
(Mexican pesos)

	Notes	June 30, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	3	$2,726,880	$196,625,838
VAT receivable		311,539,782	291,635,084
Other receivables		2,863,279	2,095,041
Due from related parties	4	6,836,859	20,608,384
Prepayments		205,189	205,189
Total current assets		324,171,989	511,169,536

Due from related parties	4	310,996,950	338,419,950

Property, construction in process and equipment, net	5	11,831,082,980	11,718,711,002

Total assets		$12,466,251,919	$12,568,300,488

Liabilities and Net Assets
Current Liabilities:

Trade accounts payable and accumulated expenses		$104,136,955	$99,713,973
Due to related parties	4	631,574,441	303,807,506
Contributions for future increase in assets	4	539,495,832	567,582,564
Total current liabilities		1,275,207,228	971,104,043

Non-current Liabilities:

Due to related parties, excluding current instalments	4	5,249,845,564	5,654,828,384
Total non-current liabilities		5,249,845,564	5,654,828,384

Total liabilities		6,525,052,792	6,625,932,427

Net Assets
Net parent investment		213,191,683	213,191,683
Accumulated deficit		(1,034,521,732)	(1,033,352,798)
Other comprehensive income		6,762,529,176	6,762,529,176
Total Net Assets		5,941,199,127	5,942,368,061

Total Liabilities and Net Assets		$12,466,251,919	$12,568,300,489

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001
Condensed Interim Statements of Profit or Loss and Other Comprehensive Income
For the six-month period ended June 30, 2025 and 2024
(Mexican pesos)

	For the six-month period ended June 30,
	2025	2024

Direct and selling, general and administrative expenses:
Depreciation and amortization	$78,292,763	$36,646,760
Advertising	216,000	-
Property tax	396,792	697,941
Professional fees	15,037,171	40,167,608
Administrative services	10,447,544	114,742,699
Maintenance and conservation	870,000	1,550,000
Utility expenses	9,218,507	-
Costs of obtaining loans	9,514,894	-
Other costs	80,710	661,332
Total direct and selling, general and administrative expenses	124,074,381	194,466,340

Other income	3,826,318	2,256,225
Exchange rate income (expense), net	484,913,282	(354,236,601)
Valuation of financial derivative instruments	-	3,250,047
Interest income	3,834,513	12,469,382
Interest expense	(369,668,666)	(45,973,990)

Net loss for the period	(1,168,934)	(576,701,277)

Total comprehensive loss	$(1,168,934)	$(576,701,277)

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Statements of Changes in Net Assets
For the six-month period ended June 30, 2025 and 2024
(Mexican pesos)

				Other Comprehensive Income

	Note	Net parent investment	Retained earnings (accumulated deficit)	Revaluation of property, construction in process and equipment net of deferred income tax	Total

Balance as of January 1, 2024		$213,191,683	$673,089,663	$5,545,570,972	$6,431,852,318

Loss for the period		-	(576,701,277)	-	(576,701,277)

Balance as of June 30, 2024		213,191,683	96,388,386	5,545,570,972	5,855,151,041

Balance as of January 1, 2025		213,191,683	(1,033,352,798)	6,762,529,176	5,942,368,061

Loss for the period		-	(1,168,934)	-	(1,168,934)

Balance as of June 30, 2025		$213,191,683	$(1,034,521,732)	$6,762,529,176	$5,941,199,127

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Statements of Cash Flows
For the six-month period ended June 30, 2025 and 2024
(Mexican pesos)

For the three-month period ended June 30,
2025	2024
Cash flows from operating activities:
Loss before income taxes	$(1,168,934)	$(576,701,277)
Adjustments for:
Depreciation of property, construction in process and equipment	78,292,763	36,646,760
Amortization of costs to obtain loans and commissions	9,514,507	2,997,112
Valuation of financial derivative instruments	-	(3,250,047)
Interest expense	368,751,986	(12,469,382)
Interest income	(3,834,513)	202,232,402
Effect on changes in foreign exchange rates	-	358,903,027
451,555,809	8,358,595
Changes in:
Increase in VAT and other receivables	(20,672,936)	(29,803,564)
Decrease in prepayments	-	9,480
Increase in related parties, net	(413,371,173)	(29,545,631)
Increase (decrease) in trade payables	4,422,981	(27,819,720	)-
Net cash flows used in operating activities	21,934,681	(78,800,840)

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(190,664,740)	(902,888,068)
Reimbursement of guarantee deposit	-	812,602,920
Interest received	3,834,513	12,469,382
Net cash flows used in investing activities	(186,830,227)	(77,815,766)

Cash flows from financing activities:
Contributions for future increase in assets	(28,086,732)	630,720
Loan proceeds	-	420,620,427
Loan payments to third parties	-	(102,074,611)
Loans received from related parties	-	10,999,325
Interest paid	(916,680)	(199,235,236)
Net cash flows from financing activities	(29,003,412)	130,940,625

Net decrease in cash and cash equivalents and restricted cash	(193,898,958)	(25,675,981)

Cash and cash equivalents and restricted cash at the beginning of the period	196,625,838	40,671,084

Cash and cash equivalents and restricted cash at the end of the period	$2,726,880	$14,995,103

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Notes to the Condensed Interim Financial Statements
As of June 30, 2025 and December 31, 2024, and
for the six-month period ended June 30, 2025 and 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On September 29, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, and Oscar Jazmani Mendoza Escobar, Interim Global CFO, authorized the issuance of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3000 (the Trust) is a trust constituted on May 28, 2018, under Mexican laws with domicile at Montes Urales No. 105, Colonia Lomas de Chapultepec III Sección, Alcaldía Miguel Hidalgo, C.P. 11000. On March 8, 2024, as part of a capital restructuring, the Trust became a subsidiary of Murano PV, S.A. de C.V. The ultimate controlling entity of Murano PV, S.A. de C.V. is Murano Global Investments PLC.

The Trust has no employees; administrative and construction services are provided by Murano World, S.A. de C.V., Edificaciones BVG, S.A. de C.V., Servicios Corporativos BVG, S.A. de C.V., and Murano Management, S.A. de C.V., all related companies (note 4).

The Trust is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex” by the Murano Group ((the Group)), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Trust’s management and board of directors, following recent market developments and market outlook, have updated the Trust’s  strategic development pipeline as follows:

I.
Phase one will operate under two brands:  (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025. The Trust decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Trust is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement). See Notes 1(b)ii., 2b. and 8 for additional reference about covenants compliance.

II.
Phase two is consist of a total of approximately 1,254 condominiums, divided into four condominium towers. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

b.	Significant transactions

i.	Refer to note 8 “Subsequent events” for significant transaction after June 30, 2025.

ii.
On June 26, 2025, NAFIN waived the covenant breaches that Murano PV (holding Company)  has until this date the date  from the loan described in letter iv. below,  including the  extension of  the substitution of the mortgage from the private units 4 and 5 of the Cancun complex for the private unit 3 until December 31, 2025, it also gives and additional extension to finalize the construction of the 616 keys missing of the total 1,016 keys of the phase one of the Cancun Complex, until December 31, 2025, it gives the option to Murano PV  to deliver audited financial information from December 31, 2024 until July 31, 2025,  among others.

iii.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  The debt service coverage ratio still on default as of June 30, 2025. Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

iv.
On October 17, 2024, Murano PV and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to fund the Group’s working capital needs and compliance with its financial obligations including the conclusion of phase I of the GIC Complex. This loan matures on October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059.  The loan bears interest at an annual rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year, and all interest will be capitalized during the term of the loan,  not being in default of any covenants under this loan agreement  is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

v.
On September 12, 2024, the Trust closed a 144A bond financing, issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan and the receivable VAT credit from its related party, Fideicomiso Murano 2000/CIB 3001, and the remaining balance was transferred as working capital to Murano World, S.A. de C.V. (Murano World), related party. The senior notes are guaranteed by private unit 1, owned by Fideicomiso Murano 2000/CIB 3001, as well as by private unit 2, belonging to Murano World from the Cancún Complex. They are also guaranteed by the collection rights from the hotel operations of the 1,016 rooms, the collection rights from future rents of F2000, and the shares of Operadora Hotelera GI, S. A. de C. V.

vi.
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 is a trust constituted on April 16, 2024, by Murano PV, S.A. de C.V., Operadora Hotelera GI, S.A. de C.V., and Fideicomiso Murano 2000 CIB/3001, all as grantors and second beneficiaries of the Trust, and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as Collateral Agent, for the benefit of the Bondholders, as First Beneficiary.

vii.	The GIC I complex phase began operations with the inauguration of the Vivid Hotel on April 1, 2024.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Trust´s last annual financial statements as of and for the year ended December 31, 2024.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 and for the period then ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared by management assuming the Trust will continue to operate on a going concern basis. However, the Trust has incurred significant financing, primarily to fund operating expenses and construction projects. As of December 31, 2024, total short-term liabilities exceed total short-term assets, and management believes that the financial resources to cover its operations for the twelve months following the authorization and issuance of these financial statements may be insufficient.

Certain covenant tests will arise, under the terms of the Senior Notes issued by Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “ Issuer Trust”, a related party of the Company where  the Trust is a mortgage guarantor). As mentioned in note 7(3), the Trust's management has assessed that, during the twelve months following the authorization and issuance of these financial statements, certain situations of non-compliance with affirmative and negative covenants related to the financing agreement will occur. To address and mitigate the risk of potential breaches of the financing agreement's affirmative and negative covenants, the Trust is in communications with the noteholders lender to execute a debt restructuring. The objective of such a debt restructuring includes eliminating the risk of future breaches of the affirmative and negative covenants of the financing agreement through the renegotiation of the different terms and conditions. Although, as of the issuance date of these financial statements, the terms of said restructuring have not yet been agreed upon with the holders of the notes, the Trust's management believes that, such a restructuring plan is likely to be successful and will mitigate the risk regarding the Trust's ability to continue operating on a going concern basis.

As of the issuance of these financial statements, management continues to evaluate strategies to obtain the necessary operating cash flow, comply with the affirmative and negative covenants of the financing agreement, and/or execute the debt restructuring that results in favorable modifications to the current contractual terms for the Trust, including certain affirmative and negative covenants that could be in default, and also to allow the Trust to have the necessary cash flow to pay its obligations as they become due. In making these evaluations, the Trust's management has considered available cash sources, income from the hotel operations of Operadora Hotelera GI, S. A. de C. V., and future financing operations, including a possible debt restructuring, as well as the potential financial support from the principal shareholder of the group to which the Trust belongs. However, the Trust may not be able to access future financing when required. Therefore, there is no assurance that the Trust will be able to obtain the necessary liquidity when required or under commercially acceptable terms.

Therefore, these facts and conditions indicate that there is a material uncertainty that may cast significant doubt about the Trust's ability to continue as a going concern and, therefore, it is likely that the Trust may not be able to realize its assets and fulfill its liability obligations in the normal course of its activities.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as June 30, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Trust’s last annual audited financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed consolidated and combined interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents

As of June 30, 2025 and December 31, 2024 cash and cash equivalents is as follows:

	As of

	June 30, 2025	December 31, 2024

Bank deposits	$2,726,880	$196,625,838

Total cash and cash equivalents	$2,726,880	$196,625,838

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of June 30, 2025 and December 31, 2024 are as follows:

	As of
	June 30, 2025	December 31, 2024
Receivable
Affiliate:
Operadora Hotelera GI, S. A. de C. V. (1)	$6,836,859	$20,437,260
Sofoplus S. A. P. I. de C. V. (2)	-	171,124
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB 4323(3)	310,996,950	338,419,950

Total related parties receivable	$317, 833,809	$359,028,334

Current portion	$6,836,859	$20,608,384

Long-term portion	$310,996,950	$338,419,950

	As of
	June 30, 2025	December 31, 2024
Payable:
Affiliate:
Servicios Corporativos BVG, S. A. de C. V. (4)	$6,421,767	$5,118,043
Edificaciones BVG, S. A. de C. V.(5)	19,662,911	26,101,880
Murano Management, S. A. de C. V. (6)	7,861,644	8,775,905
Sofoplus S.A.P.I de C. V., SOFOM ER (7)	9,999,325	9,999,324
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB 4323(8)	5,837,474,358	5,908,640,738
Total related parties payable	5,881,420,005	5,958,635,890

Current portion	$631,574,441	$303,807,506

Long-term portion	$5,249,845,564	$5,654,828,384

(1)	This balance is integrated of the following transactions:

(i)	Guarantee deposit in te amount of $4,870,138 for lease payments included in the balance as of June 30, 2025 and December 31, 2024, respectively.
(ii)	Advance payments for expense reimbursement in the amount of $1,966,721 and $15,567,122 as of June 30, 2025 and December 31, 2024, respectively.

(2)	Prepaid interest.

(3)
Derived from the Indenture Agreement, F2000 grants the issuing Trust under its custody a guarantee fund equivalent to U.S.$16,500,000.00 (Sixteen Million Five Hundred Thousand Dollars and 00/100, legal tender in the United States of America), which may be offset against the principal amount upon the agreement term.

(4)	This balance is generated by specialized administrative services given to the Trust.

(5)	This balance is generated by construction services given to the Trust.

(6)	Specialized administrative services and expense reimbursement given to the Trust.

(7)	Financial factoring with suppliers for discounting of their invoices with Sofoplus.

(8)	This balance is composed of the following loan agreements:

(i)
On September 12, 2024, the issuer trust Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323  a loan agreement with maturity of 7 years in the amount of U.S.$248,161,222 and signed and amendment to the loan agreement on the same date to increase the amount of the loan up to U.S.$285,534,199. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit. The balance in net of amortized cost.

Contributions for future net assets increase

Contributions for future net assets increase are contributions granted by the shareholders of the Trust that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.  As of June 30, 2025 and December 31, 2024 Murano World, S. A. de C. V., the balance of contributions for future capital increase received by the Trust amounted $539,495,832 and $567,582,564, respectively.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

	Land	Construction in process	Buildings	Elevators	Furniture(1)	Total
Cost:

Balances as of January 1, 2024	$3,000,019,522	$6,347,570,388	$-	$-	$688,723	$9,348,278,633

Additions		1,267,130,396	-	-	-	1,267,130,396
Capitalization of FF&E and
OS&E, buildings and elevators		(3,262,598,851)	2,997,828,444	9,005,919	255,764,488	-
Revaluation	895,920,272	217,896,510	103,141,422	-	-	1,216,958,204

Balances as of December 31, 2024	$3,895,939,794	$4,569,998,443	$3,100,969,866	$9,005,919	$256,453,211	$11,832,367,233

Additions	-	190,664,741	-	-	-	190,664,741

Balances as of June 30, 2025	$3,895,939,794	$4,760,663,184	$3,100,969,866	$9,005,919	$256,453,211	$12,023,031,974

	Land	Construction in process	Buildings	Elevators	Furniture(1)	Total
Accumulated depreciation:
Balances as of January 1, 2024	$-	$-	$-	$-	$(80,350)	$(80,350)

Depreciation	-	-	(55,745,783)	(675,444)	(57,154,654)	(113,575,881)

Balances as of December 31, 2024	-	-	(55,745,783)	(675,444)	(57,235,004)	(113,656,231)

Depreciation	-	-	(38,762,124)	(450,296)	(39,080,343)	(78,292,763)

Balances as of June 30, 2025	-	-	(94,507,907)	(1,125,740)	(96,315,347)	(191,948,994)

Carrying amounts as of:
December 31, 2024	$3,895,939,794	$4,569,998,443	$3,045,224,083	$8,330,475	$199,218,207	$11,718,711,002

June 30, 2025	$3,895,939,794	$4,760,663,184	$3,006,461,959	$7,880,179	$160,137,864	$11,831,082,980

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun, Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the six-months period ended June 30, 2025, and the year ended December 31, 2024, construction cost incurred were $190,664,740 and $1,267,130,396, respectively.

There was no capitalization of borrowing cost included in the construction costs of the above-described hotel complexes for the six-months period ended June 31, 2025, for the year ended December 31, 2024 and the capitalization borrowing cost was $85,174,178. These borrowing costs were calculated using a capitalization rate of 100%  before the operation period of Vivid starting April 1, 2024, after that date the capitalization was 60% finalizing on September 12, 2024 with the payment of the syndicated loan in full as part of the proceeds obtained with the issuance of the Senior Notes as described in Note 1b.2.

Measurement of fair value

Land, construction in process and buildings

Fair value hierarchy

The Trust engages third-party qualified appraisers to perform the valuation of the land, construction in process and buildings annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land, construction in process and buildings, as well as the significant unobservable inputs used.

The revaluation gain as of December 31, 2024 was $217,896,510. The trust did not revalue the assets as of June 30, 2025 and any the interim periods, as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Trust directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

●    Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
●    Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
●   Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
●   Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
●    The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

●       Location (0.80 - 1).
●       Size (1.08 - 1.20).
●       Market conditions (0.8 - 1).

The estimated fair value would increase if the adjustments applied were higher.

Construction in process

Trust directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
●   Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
●   Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Buldings

Trust directors use the cost approach to determine the value of buldings in current operation that has beginning their ramp up period (Cancun Complex/Hotel Vivid portion).
In estimating the fair value of building and site improvements, the appraiser performed the following:

•    Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•    Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
N/A	N/A as not adjustment factor was used.

Carrying amount

Had the Group’s land, construction in process and buildings been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	June 30, 2025	December 31, 2024

Land	$203,300,683	$203,300,683
Construction in process	2,893,455,393	2,702,790,653
Buildings	1,898,287,590	1,898,287,590

Total	$4,995,043,666	$4,804,378,926

6.	Income tax

The trust does not carry out business activities in accordance with the provisions of the rule 3.1.14 of the Miscellaneous Tax Resolutions in Mexico, as long as the Trust is in compliance with the requirements mentioned therein, it will not be obliged to present monthly income tax returns; However for VAT purposes the Trust needs mandatory to present monthly definitive VAT tax returns in accordance with the provisions of the article 74 of the VAT law.

The trustees or, where applicable, the settlors must pay taxes in the terms of the titles of the Income Tax Law that corresponds to them, with respect to all the taxable income and authorized deductions that they obtain through the Trust.

7.	Commitments and contingencies

1.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Trust are not comparable to those used with or between independent parties in comparable operations.

3.
The Trust has analyzed the risk of a future covenant breach under the terms of the NAFIN loan agreement (note 1(b)ii.), due to non-compliance with the covenant waived on June 26, 2025 that requires the Dreams Hotel to be open and operating as of December 31, 2025.   As described in Note 2b., the Group has and is actively in discussions with the lender to monitor covenant compliance

4.
The Trust has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes.  As referred to in the Going Concern Note 2b., in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others. The Trust is under negotiations with the holders of the Senior Secured Notes for a potential restructuring. Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based such a restructuring plan, is likely to be successful.

8.	Subsequent events

1.
During the second and third quarters of 2025, the Group initiated an enhancement to its corporate strategy focused on building a Bitcoin (BTC) Treasury while continuing to concentrate on its core operations, real estate development and the management of its hotel and resort business in Mexico. However, as announced on September 4, 2025, and in conjunction with the corporate governance changes at Murano Global Investments PLC (its parent company), including the resignation of four members of the board and the global Chief Financial Officer, as well as the appointment of one independent director and an interim global Chief Financial Officer, the Group decided to pause its BTC treasury initiative. This decision reflects management's focus on supporting the optimization of its Mexican real estate assets and the restructuring of its debt obligations. The Board believes that this approach will enhance operational efficiency and better align with the Company’s long-term objectives.

2.
The Trust delivered its 2024 audited financial statements after the 120 days period established in Section 4.03 of the Indenture governing the US$300MM 11.00% Senior Secured Notes due 2031 (the “2031 Notes”) issued on September 12, 2024  as described in Note 1.b.(v).

On September 12, 2025, Murano Global Investments PLC announced that Murano Group’s trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the “Issuer Trust”) did not make the scheduled interest payment due on such date in respect to the 2031 Notes.

If the Issuer Trust fails to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure will constitute an Event of Default under the Indenture governing the 2031 Notes.

This decision reflects the Group’s ongoing efforts to preserve liquidity in the face of continued operational and financial challenges.  The Group is implementing a strategy to strengthen its capital structure and ensure long-term financial sustainability.  As part of this process, the Group has initiated discussions with key stakeholders, including an ad hoc group of Noteholders representing a significant majority of the outstanding amount of the 2031 Notes, as well as other financial creditors. The Group has algo engaged advisors to support these efforts and intends to pursue a consensual, out-of-court restructuring solution.

The Trust confirms that it continues to meet, and remains committed to meeting, its operational obligations  to key suppliers, vendors, clients and commercial partners as they come due.

3.
The Trust continues exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

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